SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2006

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company





PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



1. Name of Company

Prudential plc

2. Name of shareholder having a major interest:

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Notifiable interest of UBS AG

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

UBS business group / legal entity             Breakdown of position held (%)
MATERIAL
*UBS AG London Branch                          43,439,523 shares    1.80%
UBS Global Asset Management Life Limited       14,888,954 shares    0.62%
NON MATERIAL
UBS Global Asset Management-UBS AG                266,798 shares    0.01%
UBS Fund Management (Switzerland) AG           13,660,932 shares    0.56%
UBS Fund Services (Luxembourg) SA              24,798,388           1.02%
UBS Global Asset Management (Americas) Inc     20,974,422           0.87%
UBS Global Asset Management (Australia) Ltd       272,209 shares    0.01%
UBS Global Asset Management (Canada) Co.        4,596,588 shares    0.19%
UBS Global Asset Management (Deutschland) GmbH  2,980,336 shares    0.12%
UBS Global Asset Management (France) SA           635,900 shares    0.03%
UBS Global Asset Management (Hong Kong) Ltd       330,587 shares    0.01%
UBS Global Asset Management (Japan) Ltd         6,846,522 shares    0.28%
UBS Global Asset Management (Singapore) Ltd     1,329,808 shares    0.05%
UBS Global Asset Management (Taiwan) Ltd           47,811 shares    0.00%
UBS Global Asset Management Trust Company       3,703,832 shares    0.15%
UBS Global Asset Management (UK) Ltd           90,110,574 shares    3.72%
UBS O'Connor Ltd                                  240,000 shares    0.01%
UBS AG (Switzerland)                           15,200,000 shares    0.63%
UBS Financial Services Inc.                         1,614 shares    0.00%
UBS AG-Wealth Management & Business Banking     1,323,759 shares    0.05%
UBS AG, Jersey Branch                              57,262 shares    0.00%
UBS AG New York (101 Park Avenue)                 132,615 shares    0.01%
UBS Bank (Canada)                                   1,560 shares    0.00%
UBS (Italia) S.p.A                                 32,000 shares    0.00%
UBS (Luxembourg) S.A.                              14,500 shares    0.00%
UBS (Monaco) S.A.                                   2,455 shares    0.00%
UBS Wealth Management AG                          263,700 shares    0.01%
UBS Wealth Management (UK) Ltd                  4,106,834 shares    0.17%
UBS AG - Total                                250,259,483 shares   10.33%

*UBS AG London Branch holds 19,373,921 of the RShares by virtue of section 208(5) of the Act

5. Number of shares/amount of stock acquired:

See Additional Information

6. Percentage of issued class:

See Additional Information

7. Number of shares/amount of stock disposed:

N/A

8. Percentage of issued class:

N/A

9. Class of security:

Ordinary shares of 5p each

10. Date of transaction:

24 March 2006

11. Date company informed:

31 March 2006

12. Total holding following this notification:

250,259,483 ordinary shares of 5p each

13. Total percentage holding of issued class following this notification:

10.33%

14. Additional Information:

UBS AG notified the Company that at the close of business on 24 March 2006 it had an interest in 250,259,483 ordinary shares of Prudential plc.





Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

                                     -ENDS-

Contact name for Enquiries
Anne Newman
020 7548 3229

Company official responsible for making notification
Susan Henderson, Deputy Group Secretary
020 7548 3805







                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary